

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 9, 2016

<u>Via E-mail</u>
Karan A. Chanana
Chief Executive Officer
Amira Nature Foods Ltd.
29E, A.U. Tower
Jumeirah Lake Towers
Dubai, United Arab Emirates

> **Re: Amira Nature Foods Ltd.**
> **Form 20-F for the Fiscal Year ended March 31, 2015**
> **Filed January 25, 2016**
> **File No. 001-35681**

Dear Mr. Chanana:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended March 31, 2015

Risk Factors, page 5

Risks Related to Our Public Company Status, page 20

1.   We note you had been furnishing your quarterly press releases and related materials, including earnings call transcripts and presentations on Form 6-K, through the fiscal quarter ended December 31, 2014, and although you disclose under this heading your intent to furnish quarterly reports on Form 6-K, you did not furnish your fiscal 2015 and fourth quarter financial results even after the materials were made public on your website, dated July 16, 2015. Please comply with General Instruction B of Form 6-K, and furnish any material information that you (i) make or are required to make public, (ii) file or are required to file with a stock exchange on which your securities are traded and which is

made public by such exchange, or (iii) distribute or are required to distribute to your security holders, including reports on your financial condition and results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources